

Mail Stop 4631

August 26, 2016

<u>Via E-mail</u>
Erin N. Kane
Chief Executive Officer
AdvanSix Inc.
115 Tabor Road
Morris Plains, NJ

> **Re: AdvanSix Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed August 16, 2016**
> **File No. 001-37774**

Dear Ms. Kane:

We have reviewed your amendment and your letter dated August 16, 2016, and we have the following comments.

<u>Exhibit 99.1</u>

<u>Unaudited Pro Forma Combined Financial Statements, page 32</u>

1. We note your response to comment 4 of our letter dated August 3, 2016. Upon the consummation of the Spin-Off, you will issue restricted stock units to certain AdvanSix executives. Please disclose how you intend to account for these units and correspondingly what consideration was given to reflecting them in your pro forma financial statements. We note that they are currently only reflected in your determination of pro forma weighted average diluted number of shares outstanding.

2. Please tell us what consideration was given to reflecting any incremental costs associated with your transition service agreement as well as other agreements with Honeywell in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. It appears that you currently only reflect the supply agreement discussed on page 78.

3. We note your response to comment 7 of our letter dated August 3, 2016. It appears that adjustment (a) rather than (j) represents the adjustment to calculate your tax provision on a separate return basis. Please advise or revise as necessary. Please better clarify in your disclosures the purpose of adjustment (j) and how it relates to the reserve for remediation claims discussed in adjustment (c).

4. For adjustment (i), it is not clear why you would not present the impact on revenues and cost of goods sold separately on your pro forma statement of operations. Please revise or advise as necessary. Please also disclose why the net impact of adjustment (i) would result in an increase in margin for the year ended December 31, 2015 whereas it resulted in a reduction in margin for the six months ended June 30, 2016.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Eric Schiele, Cravath, Swaine & Moore LLP (*via email*)